SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              EQUINOX SYSTEMS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294436 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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

                              CUSIP NO. 294436 10 0

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
         Above Persons

            WILLIAM A. DAMBRACKAS,     ###-##-####
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)           (b)
                                 ---------     ---------

(3)      SEC Use Only
                       ---------------------------------------------------------

(4)      Citizenship or Place of Organization       U.S.A.


         Number of Shares           (5)      Sole Voting Power 842,349
         Shares Bene-
         ficially                   (6)      Shared Voting Power          -0-(1)
         Owned by
         Each Report-               (7)      Sole Dispositive Power 842,349
         ing Person
         With                       (8)      Shared Dispositive Power     -0-(1)


(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   842,349(1)

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)           NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9)  15.6(1)

(12)     Type of Reporting Person (See Instructions)       IN


------------------

(1)      See Item 4.

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ITEM 1(A).            NAME OF ISSUER:

                      Equinox Systems Inc.

ITEM 1(B).            ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      One Equinox Way
                      Sunrise, FL  33351-6709

ITEM 2(A).            NAME OF PERSON FILING:

                      William A. Dambrackas

ITEM 2(B).            ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                      One Equinox Way
                      Sunrise, FL  33351-6709

ITEM 2(C).            CITIZENSHIP:

                      U.S.A.

ITEM 2(D).            TITLE OF CLASS OF SECURITIES:

                      Common Stock

ITEM 2(E).            CUSIP NUMBER:

                      294436 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), IDENTIFY THE STATUS OF THE PERSON FILING.

                      Not applicable

ITEM 4.               OWNERSHIP.

                               AMOUNT                       POWER TO VOTE           POWER TO DISPOSE
                            BENEFICIALLY      % OF      --------------------      --------------------
REPORTING PERSON               OWNED         CLASS(1)      SOLE       SHARED         SOLE       SHARED
---------------------       ------------     --------   --------------------      --------------------
William A. Dambrackas        842,349 (2)      15.6%     842,349 (2)     -0-       842,349 (2)     -0-

(1) Calculated on the basis of 5,411,705 shares of Common Stock outstanding on December 31, 1999. Any securities that are not issued and outstanding, but that can be acquired through the exercise of options or warrants exercisable within 60 days after December 31, 1999, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by stockholders holding such options or warrants, but are not deemed to be issued and outstanding for the purpose of computing the percentage of the class of securities held by any other person.

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(2)                   Includes 387,184 shares of Common Stock directly owned by
                      the Reporting Person; 30,000 shares of Common Stock indirectly owned and held as custodian for the Reporting Person's children; and 425,165 shares of Common Stock issuable upon exercise of options that are either immediately exercisable or exercisable within 60 days after December 31, 1999.

ITEM 5.               OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                      If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                      PERSON.

                      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                      Not applicable.

ITEM 8.               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                      Not applicable.

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP.

                      Not applicable.

ITEM 10.              CERTIFICATION.

                      Not Applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2000                            /S/ WILLIAM A. DAMBRACKAS
                                            ------------------------------------
                                                William A. Dambrackas

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